February 12, 2020

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Environmental Control Corp.
Registration Statement on Form 10-12G Filed December 12, 2019 File No. 000-56129

Ladies and Gentlemen:

This letter sets forth the responses of Environmental Control Corp., a Nevada corporation (“we,” “us” or the “Company”), to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) relating to the Company’s Registration Statement on Form 10-12G, File No. 000-56129 (the “Registration Statement”), filed on December 12, 2019. The comment is set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. Please note that references to page numbers in this letter are to the page numbers in the electronic filing made on EDGAR.

We are submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Form 10 filed December 12, 2019

History, page 2

1.	Please disclose that Mr. Glass was a shareholder in the company on the date that he filed the application with the state of Nevada to be appointed custodian of the company.

We respectfully advise the Staff that we have revised the fourth paragraph on page 2 of Amendment No. 2 to state that Mr. Glass was a shareholder in the company as of the date he filed the application with the state of Nevada to be appointed custodian of the company.

We hope that the response we have provided in this correspondence is helpful and fully resolves the Staff’s comment. If you have any questions or further comments, please feel free to contact the undersigned or William Ruffa, company counsel, by telephone at 646-831-0320 or by email at bruffa@lawruffa.com.

Very truly yours, Environmental Control Corp.

By:	/s/ Chang Qi
Chang Qi,
President